[Letterhead of Performance Food Group Company]

VIA EDGAR

July 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech

Re: Performance Food Group Company

Registration Statement on Form S-4 (the “Registration Statement”)

File No. 333-257454

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Performance Food Group Company (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 14, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Jeremy London, of Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel to the Company, at (202) 371-7535, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ A. Brent King
General Counsel, Senior Vice President and Secretary

cc:	Jeremy London, Skadden, Arps, Slate, Meagher & Flom LLP

Scott E. McPherson, Core-Mark Holding Company, Inc.

Craig Adas, Weil, Gotshal & Manges LLP

James R. Griffin, Weil, Gotshal & Manges LLP